UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41647

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Ohmyhome Limited

(Exact name of registrant as specified in its charter)

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243 Alexandra Road
#02-01 BS Centre
Singapore 159932
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Ohmyhome Limited (Nasdaq: OMH) (the “Company”), today announced to hold the Extraordinary General Meeting of the Shareholders on January 6, 2026.

The Company’s Extraordinary General Meeting of the Shareholders will be held on January 6, 2026, at 10:00 a.m. local time. The meeting will take place at 243 Alexandra Road, #02-01 BS Centre, Singapore 159932. The matters to be voted on at the meeting are set forth in this Form 6-K filed with the U.S. Securities and Exchange Commission on December 12, 2025. Shareholders of record on December 1, 2025 will be eligible to vote at this meeting.

In connection with the 2026 Extraordinary General Meeting of the Shareholders of the Company, the Company hereby furnishes the following documents:

Exhibits Index

Exhibit No.	Description
99.1

Notice and Proxy Statement of 2026 Extraordinary General Meeting of Shareholders, dated December 12, 2025, to be mailed to shareholders of the Company in connection with the 2026 Extraordinary General Meeting of Shareholders of the Company

99.2	Form of Proxy Card to be mailed to shareholders of the Company for use in connection with the 2026 Extraordinary General Meeting of Shareholders of the Company

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2025
Ohmyhome Limited
	By:	/s/ Novianto Tjhin
	Name:	Novianto Tjhin
	Title:	Co-Chief Executive Officer